FVCBankcorp, Inc.

11325 Random Hills Road

Suite 240

Reston, Virginia 220303

September 12, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           FVCBankcorp, Inc.

Registration Statement on Form S-1, as amended

File No. 333-226942

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FVCBankcorp, Inc. (the “Company”), by its duly authorized officer, hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-226942) (the “Registration Statement”), be accelerated, and that the Registration Statement be declared effective as of 4:00 P.M., Eastern Time, on September 13, 2018, or as soon thereafter as practicable. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Noel M. Gruber of Buckley Sandler LLP to orally modify or withdraw this request for acceleration.  Please contact Mr. Gruber at (202) 349-8043 with any questions you may have with respect to this request, and please notify him when the Registration Statement has been declared effective.

Very truly yours,

FVCBANKCORP, INC.

By:	/s/ David W. Pijor
David W. Pijor
Chief Executive Officer